July 22, 2019

Jennifer J. Kosharek
Interim Chief Financial Officer
Nuvectra Corporation
5830 Granite Parkway, Suite 1100
Plano, Texas 75024

       Re: Nuvectra Corporation
           Registration Statement on Form S-3
           Filed July 12, 2019
           File No. 333-232640

Dear Ms. Kosharek:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Melissa G. Beare, Esq.